UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Initial Closing of Follow-On Offering

As previously disclosed, Dreamland Limited (the “Company”) (Nasdaq: TDIC) effected a 1-for-5 reverse stock split of its issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares on April 20, 2026. All share numbers, per-share prices, warrant exercise prices, and proceeds set forth in this report are presented after giving effect to the reverse stock split.

The Company today announced the initial closing of its self-directed follow-on public offering (the “FPO”). The FPO is being conducted on a best-efforts basis.

On April 21, 2026, the Company received binding commitments from a group of accredited investors for the subscription of an aggregate of 3,400,000 Class A Ordinary Shares (post-split) and 17,000,000 Common Warrants (post-split). All such warrants have been exercised, resulting in additional proceeds to the Company of US$850,000. The total funds received from these investors are US$3,400,000. These commitments represent a portion of the total securities offered in the FPO. As of the date of this report, the Company has sold 3,400,000 Class A Ordinary Shares and 17,000,000 Common Warrants (which have been exercised) to the investors. The Company continues to offer the remaining 2,600,000 Class A Ordinary Shares and 13,000,000 Common Warrants on a best-efforts basis.

The initial closing of the FPO occurred with the sale of (i) 3,400,000 Class A ordinary shares with par value US$0.00005 each of the Company (the “Class A Ordinary Shares”) at an offering price of US$0.75 per share and (ii) 17,000,000 common warrants to purchase up to 17,000,000 Class A Ordinary Shares (the “Common Warrants”) at an exercise price of US$0.05 per share, for total gross proceeds of US$3,400,000. The total estimated offering expenses for the full FPO (including any subsequent closings) are approximately US$88,000. Because these expenses will be paid from the aggregate proceeds of all closings, the net proceeds specifically attributable to the initial closing cannot be determined until the final closing occurs. The Company has therefore not allocated a specific portion of the offering expenses to this initial closing. The gross proceeds of US$3,400,000 have been received and are available for use as described below.

The Company intends to use the gross proceeds received from the initial closing in accordance with the same percentage allocations set forth in the prospectus for the full offering, as follows (ordered by priority): (i) approximately US$1,020,000 (30%) for investment in event projects; (ii) approximately US$680,000 (20%) for acquisition of multi-territorial IP licenses; and (iii) approximately US$1,700,000 (50%) for working capital and other general corporate purposes. These amounts are based on the gross proceeds of US$3,400,000; the net proceeds will be determined after all offering expenses are paid from the total proceeds of the FPO.

A registration statement on Form F-1 relating to the FPO, as amended (File Number: 333-294098), was declared effective by the Securities and Exchange Commission (the “SEC”) on March 19, 2026. The offering was made only by means of a prospectus. Copies of the final prospectus relating to the FPO may be obtained via the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on April 23, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer